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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             Amendment No. 2

                          QUEST EDUCATION CORPORATION
                      (Name of Subject Company (Issuer))

                                 KAPLAN, INC.
                                      and

                       THE WASHINGTON POST COMPANY

                                   and
                           ODYSSEY ACQUISITION CORP.
    (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                    Common Stock, Par Value $.01 Per Share
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  74835F 10 2
                     (CUSIP Number of Class of Securities)

                             Veronica Dillon, Esq.
                                 Kaplan, Inc.
                         Legal Department, 23rd Floor
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 492-5825
                (Name, Address and Telephone Numbers of Person
   Authorized to Receive Notices and Communications on Behalf of the Filing
                                   Persons)

                                  Copies to:
                             John F. Seegal, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5797

                           CALCULATION OF FILING FEE

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           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
                $171,698,399                                      $34,340
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
 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.35, the per share tender offer price, by 9,356,861, the sum of (i) 7,964,283 currently outstanding shares of Common Stock sought in the Offer and (ii) outstanding options and warrants with respect to 1,392,578 shares of Common Stock.
** Calculated as 1/50 of 1% of the transaction value.

[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $34,340         Filing Party:  Kaplan, Inc.
                        --------------                 ------------------------
Form or Registration No.:  Schedule TO   Date Filed:  June 28, 2000
                         -------------               --------------------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 28, 2000, as amended by Amendment No. 1 filed on July 19, 2000 (as amended, the "Schedule TO"), relating to the offer by Odyssey Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kaplan, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Quest Education Corporation, a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, issued pursuant to the Preferred Share Purchase Rights Plan Rights Agreement dated as of May 14, 1999, (as amended from time to time, the "Rights Agreement"), between the Company and First Union National Bank, at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal filed with this Schedule TO as Exhibits (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Parent is a wholly owned subsidiary of The Washington Post Company, a Delaware corporation. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Items 1 through 9 and 11.

  Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended by changing the caption of Section 8 of the Offer to Purchase to read "Certain Information Concerning Purchaser, Parent and The Post" and by deleting the fourth, fifth and sixth paragraphs of Section 8 of the Offer to Purchase and adding the following paragraphs to provide information about The Washington Post Company:

  The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser, Parent and The Washington Post Company ("The Post") and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, Purchaser, The Post or, to the best knowledge of such corporations, any of the persons listed on Schedule I to this Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  Except as provided in the Merger Agreement, the Tender and Option Agreement or as otherwise described in this Offer to Purchase, (i) none of Purchaser, Parent, The Post nor, to the best knowledge of Purchaser, Parent and The Post, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent, The Post or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent, The Post nor, to the best knowledge of Purchaser, Parent and The Post, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days, except for Ross Hamachek. On May 15, 2000, Mr. Hamachek, Parent's Chief Financial Officer, purchased 6,000 Shares for a total of $49,500. Prior to the commencement of discussions with the Company, Mr. Hamachek sold 3,000 Shares on May 25, 2000 and 3,000 Shares on May 26, 2000 for a total of $56,262.

  Except as provided in the Merger Agreement, the Tender and Option Agreement, the Tender and Voting Agreement and as otherwise described in this Offer to Purchase, none of Purchaser, Parent, The Post nor, to the best knowledge of Purchaser, Parent and The Post, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since January 1, 1998, neither Purchaser nor Parent nor The Post nor, to the best knowledge of Purchaser, Parent and The Post, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1998 there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, The Post, or any of their respective subsidiaries or, to the best knowledge of Purchaser, Parent and The Post, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company's securities, an election of the Company's directors or a sale or other transfer of a material amount of assets of the Company.

  Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended by changing the caption of Schedule I of the Offer to Purchase to read "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND THE POST" and adding to the end of Schedule I of the Offer to Purchase the following information about The Washington Post Company:

3. Directors and Executive Officers of The Post.

  The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of The Post. All of the persons listed below are citizens of the United States. Unless otherwise indicated, the current business address of each person is 1150 15th Street, N.W., Washington, D.C. 20016.

     Name and Current          Current Principal Occupation or Employment;
     Business Address       Material Positions Held During the Past Five Years
       Citizenship                    and Business Addresses Thereof
     ----------------     -----------------------------------------------------
 Warren E. Buffett....... Mr. Buffett, a Director of The Post, has for more than fourteen years been Chairman of the Board and
                          Chief Executive Officer of Berkshire Hathaway, Inc.
                          His principal business address is 1440 Kiewit Plaza,
                          Omaha, NE 68131.

 George J. Gillespie,     Mr. Gillespie, a Director of The Post, has since 1963
  III.................... been a partner in Cravath, Swaine & Moore. His principal business address is 825 Worldwide Plaza,
                          825 Eighth Avenue, New York, NY 10019.

 Donald E. Graham........ Donald E. Graham has been Chairman of the Board of
                          The Post since September 1993 and Chief Executive
                          Officer since May 1991. Mr. Graham served as
                          President of The Post from May 1991 until September
                          1993 and prior to that had been a Vice President for
                          more than five years. Mr. Graham also is Publisher of
                          The Washington Post, having occupied that position
                          since 1979.

 Katharine Graham........ Mrs. Graham, a Director of The Post, has been
                          Chairman of the Executive Committee since September
                          1993.

 William J. Ruane........ Mr. Ruane, a Director of The Post, has for more than twelve years been Chairman of the Board of Ruane,
                          Cunniff & Co., Inc., an investment management firm,
                          and Sequoia Fund, Inc., a mutual fund. His principal
                          business address is 767 Fifth Avenue, Suite 4701, New
                          York, NY 10153.

 Richard D. Simmons...... Mr. Simmons, a Director of The Post, has been retired since June 1991; prior to his retirement he had been
                          President and Chief Operating Officer of The Post for
                          nearly ten years. His principal business address is
                          105 North Washington Street, Suite 202, Alexandria,
                          VA 22314.

 George W. Wilson........ Mr. Wilson, a Director of The Post, has for more than nineteen years been President and Chief Executive
                          Officer of Newspapers of New England, Inc.,
                          Newspapers of New Hampshire, Inc., Newspapers of
                          Massachusetts, Inc. and President of the Concord
                          Monitor, which is published in Concord, N.H. His
                          principal business address is Box 1177, Concord, NH
                          03302-1177.

                                 Current Principal Occupation or Employment;
       Name and Current          Material Positions Held During the Past Five
 Business Address Citizenship        Years and Business Addresses Thereof
 ---------------------------- -------------------------------------------------
 Daniel B. Burke.........     Mr. Burke, a Director of The Post, has been
                              retired since February 1994; prior to his
                              retirement he had been President and Chief
                              Executive Officer of Capital Cities/ABC, Inc., a
                              leading media company. His principal business
                              address is 77 West 66th Street, New York, NY
                              10023-6298.

 Ralph E. Gomory.........     Mr. Gomory, a Director of The Post, has since
                              1989 been President of the Alfred P. Sloan
                              Foundation, a charitable foundation. His
                              principal business address is 630 Fifth Avenue,
                              New York, NY 10111-0242.

 Donald R. Keough........     Mr. Keough, a Director of The Post, has been
                              Chairman of Allen & Company Incorporated since
                              April 1993 following his retirement as President,
                              Chief Operating Officer and a director of The
                              Coca-Cola Company, a major international beverage
                              company.

 Diana M. Daniels........     Ms. Daniels has been Vice President and General
                              Counsel of The Post since November 1988 and
                              Secretary of The Post since September 1991.

 Beverly R. Keil.........     Mrs. Keil, a Director of Parent, has been a Vice
                              President of The Post since 1986. From 1982
                              through 1985, she was Director of Human Resources
                              for The Post.

 John B. Morse, Jr. .....     Mr. Morse has been Vice President-Finance of The
                              Post since November 1989. He joined The Post as
                              Vice President and Controller in July 1989, and
                              prior to that had been a partner of Price
                              Waterhouse.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ODYSSEY ACQUISITION CORP.

                                          /s/ Jonathan N. Grayer
                                          -------------------------------------
                                          Name: Jonathan N. Grayer
                                          Title: President and Chief Executive
                                           Officer

                                          KAPLAN, INC.

                                          /s/ Jonathan N. Grayer
                                          -------------------------------------
                                          Name: Jonathan N. Grayer
                                          Title: President and Chief Executive
                                           Officer

                                          THE WASHINGTON POST COMPANY

                                          /s/ Diana M. Daniels
                                          -------------------------------------

                                          Name: Diana M. Daniels

                                          Title: Vice President and General
                                           Counsel

Date: July 25, 2000

                               INDEX TO EXHIBITS

 Exhibit
 Number  Document
 ------- --------
 (a)(1)  Offer to Purchase, dated June 28, 2000.*


 (a)(2)  Form of Letter of Transmittal.*


 (a)(3)  Form of Notice of Guaranteed Delivery.*


 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*


 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.*


 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


 (a)(7)  Summary Advertisement as published in The Washington Post on June 28,
         2000.*


 (a)(8) Joint Press Release issued by Parent, The Washington Post Company and the Company on June 27, 2000.(1)*


 (b)     None.


 (d)(1)  Agreement and Plan of Merger, dated as of June 26, 2000, among Parent,
         Purchaser and the Company.*


 (d)(2)  Non-Disclosure Agreement, dated June 5, 2000, between Parent and the
         Company.*


 (d)(3) Tender and Voting Agreement, dated June 26, 2000, between Purchaser and certain directors and stockholders of the Company.*

 (d)(4) Tender and Option Agreement, dated June 26, 2000, between Purchaser and certain executives of the Company.*


 (g)     None.


 (h)     None.

--------
(1) Incorporated by reference to Parent's Schedule TO-C, filed June 27, 2000.

 *  Previously filed.